Exhibit 99-1

DDC Enterprise Reports Record Revenue and Positive Adjusted EBITDA for Fiscal Year 2025

- Core consumer food business demonstrated continued operating improvement and margin expansion

- Launched Bitcoin treasury strategy and reached 2,383 BTC as of April 21, 2026

New York, April 21, 2026 - DDC Enterprise Limited (NYSEAMERICAN: DDC) (“DDC” or the “Company”), a global Asian food platform and digital asset treasury company, released its unaudited financial results for the twelve months ended December 31, 2025. The Company’s results reflect continued progress in its core consumer food business, alongside the initial build-out of its Bitcoin treasury strategy.

Fiscal Year 2025 Financial Highlights

$US in millions	(Unaudited) Six Months Ended			Years Ended
	December 31, 2024	December 31, 2025	YoY %△	December 31, 2024	December 31, 2025	YoY %△[1]

Revenue	$20.2	$23.6	16.6%	$37.4	$39.2	4.6%
Gross profit	$6.2	$7.1	15.1%	$10.6	$12.3	15.8%
% of revenue	30.6%	30.2%		28.4%	31.4%
Operating expenses	$21.4	$44.4	107.6%	$29.5	$47.6	61.5%
Operating income	$(15.2)	$(37.3)	N.M.	$(18.8)	$(35.3)	N.M.
Net income	$(16.4)	$(53.5)	N.M.	$(21.5)	$(48.3)	N.M.
Adjusted EBITDA	$(1.4)	$(2.2)	N.M.	$(3.5)	$0.4	N.M.

Management Commentary

“2025 was an important step forward for DDC,” said Norma Chu, Founder, Chairwoman and CEO of DDC.

“We delivered record revenue and achieved positive Adjusted EBITDA, reflecting continued improvement in the operating efficiency and margin profile of our core consumer food business. This advancement is supported by expansion in our offline distribution channels and deeper penetration into lower-tier cities.

At the same time, we made a deliberate decision to invest in building our Bitcoin treasury strategy, and today, we rank among the top 30 publicly traded corporate holders of Bitcoin globally, representing approximately $182 million value based on current market prices.

While these investments impacted reported profitability in the second half, they reflect our focus on building a disciplined capital allocation framework designed to create value over time.”

Ms. Chu continued, “As we move into 2026, we remain focused on growing our core business while maintaining discipline around our cost structure and continuing to execute our Bitcoin strategy in a measured and strategic manner. We are also investing in the AI infrastructure that supports how we manage our treasury, with the goal of improving consistency, transparency, and long-term capital allocation.”

[1]	All year-over-year comparisons in the 20-F are based on the underlying RMB amounts. As a result, the growth percentages shown in the earnings release may differ from those in the 20-F.

Fiscal Year 2025 Financial Summary

All amounts compared to fiscal year 2024 unless otherwise noted

●	Total revenue of US$39.2 million was up 4.6% year-over-year, reflecting the strategic exit from loss-making U.S. operations. In China, our core market, revenue grew 9.8% year-over-year, driven by expansion in offline distribution channels, including increased penetration into lower-tier cities and stronger regional distributor partnerships, resulting in higher sales volume.

●	Gross profit of US$12.3 million was up 15.8% year-over-year, driven by supply chain optimization, improved procurement efficiency, and favorable raw material costs.

●	Operating expenses of US$47.6 million was up 61.5% year-over-year primarily driven by non-cash share-based compensation and investments related to the Company’s Bitcoin treasury strategy, including capital markets activity, advisory, and infrastructure buildout.

●	Positive Adjusted EBITDA of US$0.4 compared to an adjusted LBITDA of $3.5 million marks the first positive adjusted EBITDA reporting full year period for the Company.

●	Cash and cash equivalents and short-term investments were US$21.7 million as of December 31, 2025.

●	Shareholder’s equity of US$78.9 million was up 600% due to the execution of the Company’s bitcoin treasury build out.

H2 2025 Financial Summary

All amounts compared to H2 2024 unless otherwise noted

●	Total revenue of US$23.6 million was up 16.6% year-over-year, reflecting the strategic exit from loss-making U.S. operations.

●	Gross profit of US$7.1 million was up 15.1% year-over-year, supported by continued supply chain optimization, improved procurement efficiency, and favorable raw material costs.

●	Operating expenses of US$44.4 million was up 107.6% year-over-year, primarily driven by share-based compensation and investments related to the Company’s Bitcoin treasury strategy.

Fiscal Year 2025 Bitcoin Summary

●	“BTC Yield” KPI: Achieved BTC Yield of 122% in H2 and 1,493% since first purchase[1] (as of April 21, 2026).

●	Digital Assets: As of December 31, 2025, the Company held approximately 1,181 BTC. As of April 21, 2026, holdings increased to 2,383 BTC. During the twelve months ended December 31, 2025, the Company recorded an unrealized loss in the fair value of digital assets of $5.5 million.

Fiscal Year 2025 Capital Markets Summary

●	Closed an aggregate of $528 million in strategic financing for Bitcoin treasury strategy:

o	$26 million strategic PIPE investment from premier Bitcoin and digital asset investors, which included conversion of outstanding debt to further strengthen the balance sheet.

o	$25 million by issuance of first tranche of convertible notes (with committed additional capacity of up to $275 million available in subsequent drawdowns) with Anson Funds.

o	$2 million in a private placement from Anson Funds in addition to a $200 million equity line of credit.

●	Filed a $500 million universal shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC).

●	Secured a $124 million equity financing round at $10.00 per Class A share, with $3 million personal investment from Founder and CEO Norma Chu.

●	As of April 21, 2026, DDC has utilized a total $53 million of its $528 million strategic financing for its Bitcoin purchases. $275 million of convertible note and $200 million equity line of credit with Anson Funds remains undrawn. In addition, DDC has not utilized any of the $500 million universal shelf.

DDC Treasury Intelligence Platform

DDC has launched the DDC Treasury Intelligence Platform, a purpose-built AI operating system for managing the Company’s Bitcoin treasury with greater discipline, transparency, and long-term focus on shareholder value.

The Company believes it is among the first listed companies to invest dedicated infrastructure of this kind for corporate Bitcoin treasury management. At its core is the DDC Treasury Graph – a governed knowledge framework that unifies Bitcoin positions, market data, historical decisions, and outcomes into a continuously learning system.

The platform supports, rather than replaces, management judgement by structuring how treasury decisions are evaluated – improving decision quality, risk management, and transparency with clearly defined governance parameters.

Over time, DDC expects this capability to strength capital allocation efficiency and deliver superior risk-adjusted outcomes across market cycles, while laying the groundwork for broader AI decision systems across the Company and potential commercial applications for other organizations.

Earnings Conference Call

DDC will host its Fiscal Year 2025 earnings conference call at 8:30 am Eastern Time today, April 21, 2026. A live webcast of the conference call will be available online at https://ir.ddc.xyz/news-events/ir-calendar and an archived replay will be accessible at the same location for up to one year.

Annual Report on Form 20-F

Today, the Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (SEC). The Annual Report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the Company’s investor relations website at https://ir.ddc.xyz, as well as on the SEC’s website at www.sec.gov.

Shareholders may, upon request, receive a hard copy of the Company’s complete audited financial statements free of charge. Requests should be directed to DDC Enterprise Limited, 368 9th Avenue, New York, NY 10001, or by email to capital@ddc.xyz.

About DDC Enterprise Limited

DDC Enterprise Limited (NYSEAMERICAN: DDC) is participating proactively in the corporate Bitcoin treasury evolution while maintaining its foundation as a leading global Asian food platform. The Company has strategically positioned Bitcoin as a core reserve asset while continuing to expand its portfolio of culinary brands. DDC is at the forefront of public companies integrating Bitcoin into their financial architecture. For more information, visit www.ddc.xyz.

Caution Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Examples of forward-looking statements include those related to the Company’s financial results, accumulation of Bitcoin, financing transactions, Treasury Intelligence Platform, and its goals, strategy and future activity. These statements are subject to uncertainties and risks including, but not limited to, the risk factors discussed in the Risk Factors and in Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our Forms 20-F, 6-K and other reports filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov. It is also inherent in forward-looking statements for there to be risks, uncertainties and other factors beyond the Company’s ability to predict or control. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law.

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,	(Unaudited) June 30，	December 31，
	2024	2025	2025
	US$	US$	US$

ASSETS
Current assets
Cash and cash equivalents	8,351,096	6,752,917	3,020,292
Restricted cash	-	-	2,406
Short-term investment	17,817,562	18,334,107	18,646,997
Accounts receivable, net	4,540,995	3,546,142	5,943,698
Inventories, net	646,610	426,593	1,176,773
Prepayments and other current assets	20,312,528	28,716,892	54,883,403

Total current assets	51,668,791	57,776,651	83,673,569

Non-current assets
Long-term investments	1,163,148	1,185,181	-
Property, plant and equipment, net	78,607	66,356	43,375
Operating lease Right-of-use assets	706,130	613,760	1,227,086
Intangible assets, net	1,492,607	1,397,782	230,329
Goodwill	3,649,488	3,718,620	711,133
Digital assets	-	14,264,263	104,410,081
Other non-current assets	7,715,746	10,992,631	9,268,288

Total non-current assets	14,805,726	32,238,593	115,890,292

Total assets	66,474,517	90,015,244	199,563,861
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	6,918,472	6,622,369	5,352,419
Current portion of long-term bank borrowings	108,579	71,838	78,508
Accounts payable	3,330,313	3,467,024	3,650,015
Contract liabilities	1,695,665	1,560,410	1,998,733
Shareholder loans, at amortized cost	11,554,925	9,215,711	3,318,665
Amounts due to related parties	67,279	68,553	1,166,938
Accrued expenses and other current liabilities	26,336,458	27,320,183	79,668,612
Current portion of lease liabilities	279,186	230,687	292,843
Current portion of finance lease liabilities	4,089	4,166	-
Convertible loans, at amortized cost	479,498	488,581	-

Total current liabilities	50,774,464	49,049,522	95,526,733

Non-current liabilities
Long-term bank borrowings	611,504	629,464	554,392
Operating lease liabilities	491,108	458,354	915,975
Shareholder loans, at amortized cost	-	-	2,357,120
Convertible loans, at fair value	1,380,417	3,276,753	-
Convertible loans, at amortized cost	-	-	19,662,475
Deferred tax liabilities	520,373	443,143	180,874
Other non-current liabilities	1,425,555	1,452,559	1,487,974

Total non-current liabilities	4,428,957	6,260,273	25,158,810

Total liabilities	55,203,421	55,309,795	120,685,543

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

	December 31,	(Unaudited) June 30，	December 31，
	2024	2025	2025
	US$	US$	US$

Shareholders’ equity
Class A ordinary shares (US$0.4 par value per share, 8,000,000 shares and 200,000,000 shares authorized as of December 31, 2024 and 2025, 3,150,169 shares and 23,281,620 shares issued and outstanding as of December 31, 2024 and 2025, respectively)*	1,230,890	3,031,662	9,378,476
Class B ordinary shares (US$0.016 par value per share, 875,000 shares and 1,750,000 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	13,233	13,483	28,096
Convertible Preferred Shares	-	-	32,967,445
Additional paid-in-capital	271,911,461	292,742,480	357,319,835
Accumulated deficit	(248,596,271)	(249,376,773)	(310,489,451)
Accumulated other comprehensive loss	(18,062,029)	(17,824,648)	(17,983,245)
Total shareholders’ equity attributable to DDC Enterprise Limited	6,497,284	28,586,204	71,221,156

Non-controlling interest	4,773,812	6,119,245	7,657,162

Total shareholders’ equity	11,271,096	34,705,449	78,878,318

Total liabilities and shareholders’ equity	66,474,517	90,015,244	199,563,861

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

	(Unaudited) For the Six Months Ended December 31,		For the Years Ended December 31,
	2024	2025	2024	2025
	US$	US$	US$	US$

Revenues:
Product revenues	20,184,579	23,565,260	37,429,165	39,187,285
Service revenues	17,434	-	17,434	-
Total revenues	20,202,013	23,565,260	37,446,599	39,187,285

Cost of products	(14,006,921)	(16,457,008)	(26,791,492)	(26,867,296)
Cost of services	(18,103)	-	(18,103)	-
Total cost of revenues	(14,025,024)	(16,457,008)	(26,809,595)	(26,867,296)

Gross profit	6,176,989	7,108,252	10,637,004	12,319,989

Operating expenses:
Fulfilment expenses	(382,196)	(367,178)	(1,091,762)	(768,806)
Sales and marketing expenses	(1,508,820)	(745,184)	(2,865,560)	(1,096,609)
General and administrative expenses	(8,866,897)	(9,417,084)	(13,580,037)	(11,413,972)
Impairment loss on goodwill	(9,306,732)	(3,098,151)	(9,306,732)	(3,098,151)
Share based compensation	(1,326,109)	(30,781,286)	(2,622,676)	(31,221,194)
Total operating expenses	(21,390,754)	(44,408,883)	(29,466,767)	(47,598,732)

Loss from operations	(15,213,765)	(37,300,631)	(18,829,763)	(35,278,743)

Interest expenses	(1,102,199)	(2,759,393)	(2,293,230)	(2,923,190)
Interest income	245,826	1,056,027	445,013	1,150,373
Foreign currency exchange gain/(loss), net	3,354	776	2,319	-
Impairment loss for equity investments accounted for using measurement alternative	(773,483)	(1,214,077)	(773,483)	(1,214,077)
Gain from deconsolidation of VIEs	-	-	-	-
Other income	241,976	290,992	261,997	453,325
Other expenses, net	-	-	-	-
Changes in fair value of digital assets	-	(9,385,507)	-	(5,537,349)
Changes in fair value of financial instruments	658,133	(2,887,360)	658,133	(2,887,360)

Loss before income tax expenses	(15,940,158)	(52,199,173)	(20,529,014)	(46,237,021)

Income tax expense	(411,434)	(1,318,298)	(978,676)	(2,096,794)
Net loss	(16,351,592)	(53,517,471)	(21,507,690)	(48,333,815)

Use of Non-GAAP Financial Measures

For second half and full-year 2025, the Company defines “Adjusted EBITDA”, a non-GAAP financial measure, as net income/(loss) excluding interest, tax expense, foreign currency exchange gain/(loss), impairment loss for long-term assets, depreciation and amortization, non-cash market-to-market fair value adjustments associated with financial instruments including Bitcoin holdings and share-based compensation.

	(Unaudited) For the Six Months Ended December 31,		For the Years Ended December 31,
	2024	2025	2024	2025
	US$	US$	US$	US$
Net loss	(16,130,801)	(53,517,471)	(21,286,898)	(48,333,815)
Add:
Income tax expense	411,434	1,318,298	978,676	2,096,794
Interest expenses	1,102,199	2,759,393	2,293,230	2,923,190
Interest income	(245,826)	(1,056,027)	(445,013)	(1,150,373)
Impairment on intangible assets	2,564,693	1,106,745	2,564,693	1,106,745
Foreign currency exchange loss/(gain), net	(3,354)	(776)	(2,319)	-
Impairment loss for equity investments accounted for using measurement alternative	773,483	1,214,077	773,483	1,214,077
Impairment loss on goodwill	9,306,732	3,098,151	9,306,732	3,098,151
Gain from deconsolidation of VIEs	-	-	-	-
Other income	(241,976)	(290,992)	(261,997)	(453,325)
Unrealized loss on digital assets	-	9,385,507	-	5,537,349
Changes in fair value of financial instruments	(658,133)	2,887,360	(658,133)	2,887,360
Depreciation and amortization	362,111	142,142	640,274	263,437
Share-based compensation and related expenses	1,326,109	30,781,286	2,622,676	31,221,194
Adjusted EBITDA	(1,433,329)	(2,172,307)	(3,474,596)	410,784

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